September 30, 2010

MAXCOM TELECOMUNICACIONES NAMES MIGUEL CABREDO
CHIEF FINANCIAL OFFICER

Mexico City, Mexico, September 30, 2010 (NYSE: MXT, BMV: MAXCOM.CPO) – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) announced today the appointment of Miguel Cabredo to the position of Chief Financial Officer. Mr. Cabredo, who has been serving as Treasurer since 2005, replaces Jose Antonio Solbes who presented his resignation at Maxcom to pursue a new professional challenge after thirteen years with Maxcom.

“Jose Antonio has been with Maxcom from the very beginning and has been a unique contributor to its growth and success”, commented Eduardo Vazquez, Maxcom´s Chairman of the Board. “We are very grateful to him and wish him the very best. We value so much his knowledge about Maxcom and his professional wisdom that we have invited him to become a member of the Board of Directors, subject to shareholders’ approval”, he added.

“As I leave Maxcom for personal reasons, I am confident that the Company is poised to continue the success of the last years. I enjoyed the experience of working for Maxcom since its inception and I’m very pleased to have had the opportunity of being part of this team. I feel honored with the invitation to join the Board of Directors, allowing me to remain a part of Maxcom”, said Mr. Solbes.

William Nazaret, Chief Executive Officer of Maxcom said: “Miguel has been with Maxcom since 2000 and has developed an integral knowledge and understanding of the Company. He has been fundamental during the different stages Maxcom has gone through and his appointment as CFO is well deserved”.

“I am very pleased with this opportunity and excited about the challenge it represents. For the last ten years Maxcom has been my second home and I’m proud of being part of the Maxcom family. The entire team and I will continue giving our best for the successful execution of our business plan,” said Mr. Cabredo.

Mr. Cabredo joined Maxcom as Financial Planning Manager in 2000 and five years later was promoted to Treasurer. He participated actively in the IPO process MAXCOM completed in 2007. He was previously employed with Grupo Sidek Situr, as Treasurer and Financial Planning Manager, where he spent four years and with Bufete Industrial S.A where he acted as Director of Financial Planning and Corporate Finance for three years. Mr. Cabredo holds an Industrial Engineering degree from Universidad de Piura in Peru and an MBA from IPADE in Mexico City.

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Antonia Gutiérrez
Mexico City, Mexico
(52 55) 4770-1170
antonia.gutierrez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.